Liberty Broadband Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5700

October 28, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Liberty Broadband Corporation
Registration Statement on Form S-4 (File No. 333-248854)

Ladies and Gentlemen:

Liberty Broadband Corporation (the “Issuer”) hereby requests acceleration of the effectiveness of the referenced Registration Statement on Form S-4 of the Issuer to 5:00 PM (New York City time) on October 30, 2020, or as soon as practicable thereafter.

Very truly yours,

Liberty Broadband Corporation

By:	/s/ Renee L. Wilm
Name:	Renee L. Wilm
Title:	Chief Legal Officer